Exhibit 99.1

Canagold Announces Non Brokered Flow-Through Private Placement for up to CAD$2.0 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – December 22, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB:CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce a non brokered private placement financing for up to four million flow through shares within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) at a price of CAD$0.50 per FT share for gross proceeds of up to CAD$2 million.

The Offering is expected to close in two tranches, the first of which is scheduled to close on or about December 30, 2021 and the second is scheduled to close on or around January 18, 2022 in each case subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange. The FT Shares will have a hold period of four months and one day from the respective closing date.

Proceeds from the sale of FT Shares will be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act ("Qualifying Expenditures"). Proceeds from the December, 2021 tranche will be renounced to the subscribers with an effective date not later than December 31, 2021 and proceeds from the January 2022 tranche will be renounced to subscribers with an effective date not later than December 31, 2022, in each case in the aggregate amount of not less than the total amount of gross proceeds raised from such issue of FT Shares. Proceeds from the Offering will be used for to fund eligible exploration expenditures of the Company’s New Polaris gold project in north-western British Columbia.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Securities, nor shall there be any sale of the Offered Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Offered Securities being offered will not be, and have not been, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development
Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential gross proceeds of the offering, the timing of closing and the potential use of proceeds from the offering . In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.